SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

FEDNAT HOLDING COMPANY
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

31431B109
(CUSIP Number)

Ronald D. Bobman
c/o Capital Returns Management, LLC
641 Lexington Avenue, 18th Floor
New York, NY 10022
Telephone: (212) 813 0860
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 3, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [  ]

______________________________
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31431B109	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
CAPITAL RETURNS MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
723,679

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
723,679

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
723,679

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1) This percentage is based on a total of 13,223,264 Shares outstanding as of August 30, 2019, as disclosed in the Issuer’s Definitive Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on August 30, 2019.

CUSIP No. 31431B109	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
RONALD D. BOBMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
723,679

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
723,679

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
723,679

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) This percentage is based on a total of 13,223,264 Shares outstanding as of August 30, 2019, as disclosed in the Issuer’s Definitive Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on August 30, 2019.

CUSIP No. 31431B109	SCHEDULE 13D	Page 4 of 7 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on July 23, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed on July 30, 2019 (“Amendment No. 1”) and Amendment No. 2 to the Original Schedule 13D filed on August 12, 2019 (“Amendment No. 2”) (Amendment No. 1, Amendment No. 2 and the Original Schedule 13D as amended hereby, the “Schedule 13D”), with respect to the shares of common stock, par value $0.01 per share (the “Shares”), of FedNat Holding Company, a Florida corporation (the “Company” or the “Issuer”). This Amendment No. 3 amends Items 3, 4, 5, and 6 as set forth below. Capitalized terms used herein but not otherwise defined in this Amendment No. 3 have the meanings set forth in the Original Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented with the following:

The funds used for the purchase of the Shares reported herein by the Reporting Persons were derived from the general working capital of Master and MAP.  A total of approximately $358,724.50, excluding commissions, was paid to acquire the Shares purchased since the filing of Amendment No. 2, as reported in Item 5(c) of this Amendment No. 3.

Item 5.	INTEREST IN THE SECURITIES OF THE ISSUER

Item 5(a), (b) and (c) of the Schedule 13D is hereby amended and supplemented with the following:

(a)  Each of CRM and Mr. Bobman may be deemed to beneficially own 723,679 Shares, which equates to approximately 5.5% of the total number of Shares outstanding.  This amount consists of (a) 270,245 Shares held for the account of Master, and (b) 453,434 Shares held for the account of MAP.  The beneficial ownership percentages reported herein are based on 13,223,264 Shares outstanding as of August 30, 2019, as disclosed in the Issuer’s Definitive Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on August 30, 2019.

(b) Each of CRM and Mr. Bobman may be deemed to share voting and dispositive power over 723,679 Shares.

CUSIP No. 31431B109	SCHEDULE 13D	Page 5 of 7 Pages

(c) Except for the transactions listed in Exhibit D to this Amendment No. 3, all of which were effected in the open market through a broker, there have been no transactions in the Shares by the Reporting Persons since the filing of Amendment No. 2.

Item 7	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented with the following:

Exhibit D	Schedule of Transactions, in response to Item 5(c)

CUSIP No. 31431B109	SCHEDULE 13D	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 7, 2019

CAPITAL RETURNS MANAGEMENT, LLC

By:	Ronald D. Bobman
Its:	Sole Manager

By:	/s/ Ronald D. Bobman
Name:	Ronald D. Bobman
Title:	Sole Manager

RONALD D. BOBMAN

/s/ Ronald D. Bobman

CUSIP No. 31431B109	SCHEDULE 13D	Page 7 of 8 Pages

EXHIBIT D

SCHEDULE OF TRANSACTIONS

Entity Name	Transaction Date	Transaction Type	Quantity	Price Per Share (excluding commissions)*	Price Range
MAP	2019-08-13	Buy	7,686	$13.60	$13.60
MAP	2019-08-14	Buy	18,385	$13.314*	$12.98 to $13.50
MASTER	2019-08-28	Buy	707	$11.4259*	$11.38 to $11.45
MAP	2019-08-29	Sell	6,647	$12.2528*	$12.25 to $12.26
MAP	2019-09-03	Sell	8,103	$12.75	$12.75
MAP	2019-09-04	Sell	5,000	$12.4238*	$12.19 to $12.63
MAP	2019-09-05	Sell	5,000	$12.7512*	$12.57 to $12.95
MAP	2019-09-06	Sell	5,000	$12.6438*	$12.48 to $12.79
MAP	2019-09-09	Sell	5,000	$12.8019*	$12.45 to $12.93
MAP	2019-09-10	Sell	5,000	$12.9909*	$12.70 to $13.17
MAP	2019-09-11	Sell	5,000	$13.2628*	$12.80 to $13.53
MAP	2019-09-12	Sell	5,000	$13.3479*	$13.01 to $13.55
MAP	2019-09-13	Sell	5,000	$13.4211*	$13.32 to $13.50
MAP	2019-09-16	Sell	5,000	$13.2784*	$13.15 to $13.44
MAP	2019-09-17	Sell	5,000	$13.2655*	$13.04 to $13.42
MAP	2019-09-18	Sell	6,000	$13.2371*	$13.14 to $13.36
MAP	2019-09-19	Sell	6,000	$13.3411*	$13.17 to $13.47
MAP	2019-09-20	Sell	6,000	$13.229*	$13.18 to $13.33
MAP	2019-09-23	Sell	6,000	$13.4165*	$13.24 to $13.57
MAP	2019-09-24	Sell	6,000	$13.3873*	$13.28 to $13.52
MAP	2019-09-25	Sell	6,000	$13.4545*	$13.26 to $13.58
MAP	2019-09-26	Sell	6,000	$13.1743*	$13.07 to $13.31
MAP	2019-09-27	Sell	6,000	$13.4287*	$13.09 to $13.56
MAP	2019-09-30	Sell	6,000	$13.5891*	$13.22 to $14.09
MAP	2019-10-01	Sell	6,000	$13.9872*	$13.85 to $14.34
MAP	2019-10-02	Sell	6,000	$13.9611*	$13.73 to $14.14
MAP	2019-10-03	Sell	6,000	$13.805*	$13.58 to $13.97
MAP	2019-10-04	Sell	6,000	$14.146*	$13.86 to $14.26

* The prices in this column reflect a volume-weighted average price.  The Reporting Persons undertake to provide upon request by the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares purchased or sold at each separate price within the ranges set forth in the Price Range column.